

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2019

Randall Black
President and Chief Executive Officer
Citizens Financial Services, Inc.
15 South Main Street
Mansfield, PA 16933

   Re: Citizens Financial Services, Inc.
     Registration Statement on Form S-4
     Filed December 12, 2019
     File No. 333-235467

Dear Mr. Black:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact David Lin, Staff Attorney, at (202) 551-3552 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Finance